16009105

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2016
17 REGISTRATIONS BRANCH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORESTERS FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 WALL STREET, 10TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANCIS X. GANNON 732-855-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 PARK AVE (Address) NEW YORK (City) NY (State) 10154-0102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO

FORESTERS FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Foresters Financial Holding Company, Inc.)
December 31, 2015

AFFIRMATION

I, Francis X. Gannon, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Foresters Financial Services, Inc. for the year ended December 31, 2015 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Francis X. Gannon
Chief Financial Officer & Treasurer

Notary Public

[illegible] DIAZ
Notary Public, State of New Jersey
[illegible]
[illegible] County
Commission [illegible] 21, 2017

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Foresters Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Foresters Financial Services, Inc. (formerly known as First Investors Corporation) as of December 31, 2015, and the related statement of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Foresters Financial Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 (*and 17 C.F.R. § 1.10*). In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

February 19, 2016

FORESTERS FINANCIAL SERVICES, INC.

(a wholly-owned subsidiary of Foresters Financial Holding Company, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Cash and cash equivalents	$	23,655,267
Cash and cash equivalents - restricted		4,179,836
Receivable from customers		187,601
Receivable from dealers		2,977,487
Receivable from funds - shares redeemed		2,657,138
Receivable from parent and affiliated companies		606,878
Deferred sales commissions		295,982
Prepaid and other current assets		2,262,552
Equipment and leasehold improvements (net of accumulated depreciation of $2,046,082)		4,229,608
Deferred income tax assets		338,000
Other Assets		992,648
TOTAL ASSETS	**$**	**42,382,997**
LIABILITIES		
Payable to customers - securities purchased	$	6,568,350
Accrued commissions payable		2,842,412
Payable to dealers		1,407,668
Accounts payable and other liabilities		5,920,562
Payable to affiliated companies		66,205
Income tax payable		27,236
Deferred compensation		285,137
TOTAL LIABILITIES		17,117,570
SHAREHOLDER'S EQUITY		
Common Stock (no par value; $5 stated value; 200 shares authorized, issued and outstanding)		1,000
Additional paid-in capital		99,965,826
Accumulated deficit		(74,701,399)
TOTAL SHAREHOLDER'S EQUITY		25,265,427
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$**	**42,382,997**

(See accompanying notes to the financial statements)